                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                             Jaguar Acquisition Corp.

                                (NAME OF ISSUER)

                   Units, each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock

                         (TITLE OF CLASS OF SECURITIES)


                                   470084203

                                 (CUSIP NUMBER)

                                Paul D. Sonkin
                           Hummingbird Management, LLC
                    (f/k/a Morningside Value Investors, LLC)
                           460 Park Avenue, 12th Floor
                            New York, New York 10022
                                212 750-7117




                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  April 12, 2006


             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

------------------------                            ----------------------------
CUSIP No. 470084203              13D                       Page 11 of 11 Pages
------------------------                            ----------------------------



================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Management, LLC
                               IRS No. 13-4082842
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                    265,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               265,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     265,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

------------------------                            ----------------------------
CUSIP No. 470084203                13D                        Page 3 of 11 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Paul D. Sonkin
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                    265,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               265,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     265,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
================================================================================

 .

------------------------                            ----------------------------
CUSIP No. 470084203                13D                        Page 4 of 11 Pages
------------------------                            ----------------------------


================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Capital, LLC
                    (f/k/a Morningside Capital,  LLC)

--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /x/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                    265,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               265,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     265,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     6.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     OO
================================================================================

------------------------                            ----------------------------
CUSIP No. 470084203                13D                        Page 5 of 11 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                   132,500
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               132,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     132,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
================================================================================

------------------------                            ----------------------------
CUSIP No. 470084203                13D                        Page 6 of 11 Pages
------------------------                            ----------------------------




================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           Hummingbird Microcap Value Fund, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   UNITS
BENEFICIALLY                    132,500
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               132,500
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     132,500
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               UNITS*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

                     LP
================================================================================

------------------------                            ----------------------------
CUSIP No. 470084203              13D                       Page 7 of 11 Pages
------------------------                            ----------------------------



ITEM 1 SECURITY AND ISSUER

         Title of Class of Securities

           Units, ("Units") each consisting of one share of Common Stock, par value $0.0001 per share, and two warrants to purchase one share of Common Stock

         Name and Address of Issuer

            Jaguar Acquisition Corp
            1200 River Road, Suite 1302
            Conshohocken, PA 19428




ITEM 2 IDENTITY AND BACKGROUND


          This  statement is being filed by Hummingbird  Management,  LLC (f/k/a
Morningside    Value   Investors,    LLC),   a   Delaware   limited    liability
company("Hummingbird"), whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022. Hummingbird acts as investment manager to The Hummingbird Value Fund, L.P. ("HVF") and to The Hummingbird Microcap Value Fund, L.P. (the "Microcap Fund"), and has the sole investment discretion and voting authority with respect to the investments owned of record by each of HVF and Microcap Fund. Accordingly, Hummingbird may be deemed for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended ("Rule 13d-3"), to be the beneficial owner of the UNITS owned by HVF and Microcap Fund. The managing member of Hummingbird is Paul Sonkin. Mr. Sonkin is also the managing member of Hummingbird
Capital, LLC (f/k/a Morningside Capital, LLC), a Delaware limited liability company ("HC"), and together with Hummingbird, HVF, Microcap Fund, and Mr. Sonkin, the "Reporting Persons"), the general partner of each of HVF and Microcap Fund.

         Both HVF and Microcap Fund are Delaware limited partnerships whose principal business and principal office address is 460 Park Avenue, 12th Floor, New York, New York 10022 and whose principal business is investing in securities in order to achieve its investment objectives. Mr. Sonkin is a citizen of the United States and HC is a Delaware limited liability company. The principal business and principal office address of both Mr. Sonkin and HC is 460 Park Avenue, 12th Floor, New York, New York 10022.

         During the past five years none of Hummingbird, HVF, Microcap Fund, Mr. Sonkin or HC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

------------------------                            ----------------------------
CUSIP No. 470084203              13D                       Page 8 of 11 Pages
------------------------                            ----------------------------

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of April 18, 2006, Hummingbird has caused each of HVF and MicrocapFund to invest approximately $795,000 and $795,000, respectively, in the Units of the Issuer using their respective working capital.

ITEM 4 PURPOSE OF TRANSACTION

         The Units were acquired for investment purposes. However, the Reporting Persons may hold talks or discussions with various parties, including, but not limited to, the Issuer's management, its board of directors and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. Some of the suggestions Hummingbird might make may affect control of the Issuer and/or may relate to the following:
the merger, acquisition or liquidation of the Issuer, the sale or transfer of the assets of the Issuer, a change in the board of directors or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws.
The Reporting Persons intend to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Reporting Persons, the Reporting
Persons may, directly or indirectly, purchase additional Units of the Issuer or dispose of some or such Units in open-market transaction or privately negotiated transactions.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

	         (a) - (b) As the holder of sole voting and investment authority over the Units owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 265,000 Units representing approximately 6.6% of the outstanding Units of the Issuer (based upon 4,000,000 Units outstanding as of April 14, 2006 according to the issuer's 8-K report filed April 14, 2006.) Hummingbird disclaims any economic interest or beneficial ownership of the Units covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Units deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 265,000 Units representing approximately 6.6% of the outstanding Units of the Issuer (based upon 4,000,000 Units outstanding as of April 14, 2006 according to the issuer's 8-K report filed April 14, 2006.) Mr. Sonkin disclaims any economic interest orbeneficial ownership of the Units covered by this Statement.

          HC, as the general partner of each of HVF, Microcap Fund, and Concentrated Fund, may be deemed to have the sole voting and investment authority over the Units owned by HVF, Microcap Fund, and Concentrated Fund, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), may be deemed to be the beneficial owner of 265,000 Units representing approximately 6.6% of the outstanding Units of the Issuer (based upon 4,000,000 Units outstanding as of April 14, 2006 according to the issuer's 8-K report filed April 14, 2006.). HC disclaims any beneficial ownership of the Units covered by this Statement

          HVF is the beneficial owner of 132,500 UNITS or 3.3% of the outstanding Units of the Issuer.

          Microcap Fund is the beneficial owner of 132,500 UNITS or 3.3% of the outstanding Units of the Issuer.

------------------------                            ----------------------------
CUSIP No. 470084203              13D                       Page 9 of 11 Pages
------------------------                            ----------------------------



         (c) Hummingbird caused HVF to effect transactions in the Units during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      Units        PRICE/UNIT
   ----              ----                      ------         -----------
4/12/2006	initial public offering		132,500 	6.00




               Hummingbird caused Microcap Fund to effect transactions in the Units during the past 60 days as set forth below:

                                              AMOUNT OF
   DATE              TYPE                      Units        PRICE/UNIT
   ----              ----                      ------         -----------
4/12/2006	initial public offering		132,500 	6.00






         (d)      Inapplicable.

         (e)      Inapplicable.

------------------------                            ----------------------------
CUSIP No. 470084203              13D                       Page 10 of 11 Pages
------------------------                            ----------------------------

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.



ITEM 7   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit     Exhibit
         No.         Description
         ---     ---------------------------------------------------------------

         1 Joint Filing Agreement dated April 18, 2006 by and among Hummingbird Management, LLC (f/ka Morningside Value Investors,
                 LLC), Hummingbird Value Fund, L.P., Hummingbird Mircocap Value Fund, L.P., Hummingbird Capital, LLC (f/k/a Morningside Capital, LLC) and Paul Sonkin.


                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: April 18, 2006             HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                    /s/ Paul D. Sonkin
                                   -------------------------------------
                                   PAUL D. SONKIN




                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member



                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member







------------------------                            ----------------------------
CUSIP No. 470084203              13D                       Page 11 of 11 Pages
------------------------                            ----------------------------



                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated April 18, 2006 (including amendments thereto) with respect to the Units of Jaguar Acquisition Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 18, 2006            HUMMINGBIRD MANAGEMENT, LLC
                                   (f/k/a Morningside Value Investors, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   HUMMINGBIRD VALUE FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD MICROCAP VALUE
                                   FUND, L.P.

                                   By: Hummingbird Capital, LLC

                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member

                                   HUMMINGBIRD CAPITAL, LLC
                                   (f/k/a Morningside Capital, LLC)


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin
                                       Title: Managing Member


                                   By: /s/ Paul D. Sonkin
                                       ---------------------------------
                                       Name: Paul D. Sonkin